June 17, 2019

Levi Jacobson
President and Chief Executive Officer
Hemp Naturals, Inc.
16950 North Bay Road, Suite 1803
Sunny Isles Beach, Florida 33160

       Re: Hemp Naturals, Inc.
           Amended Offering Statement on Form 1-A
           Filed June 10, 2019
           File No. 024-10990

Dear Mr. Jacobson:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2019 letter.

Form 1-A as amended on June 10, 2019

Cover Page

1. We note your response to comment 1. Please revise the beneficial ownership table on page 23 to reconcile with the statement that Mr. Jacobson owns 62.43% of the voting power of your common stock.
2. We note your response to comment 2; however, it appears the midpoint is $0.975. Please revise the use of proceeds to use the midpoint.
Executive Compensation, page 21

3. We note your response to comment 8. Please revise the executive compensation table to
 Levi Jacobson
Hemp Naturals, Inc.
June 17, 2019
Page 2
      reflect Mr. Jacobson's indirect receipt of 74 million shares in October 2017 and January
      2018.
Certain Relationships and Related Transactions, page 23

4. It appears that certain stock-based transactions disclosed in this section have not been disclosed in the notes to your financial statements. Please ensure that all transactions listed in this section are also disclosed in the notes to your financial statements and that the total share amounts agree to the those disclosed in your statements of changes in stockholders equity.
Exhibit 11 - Consents of Independent Registered Accountants, page 24

5. Please provide currently dated consents of the independent registered accountants as exhibits to the Form 1-A registration statement.
       You may contact Linda Cvrkel at 202-551-3813 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or James Lopez at 202-551-3536 with any other questions.



                                                              Sincerely,

FirstName LastNameLevi Jacobson                               Division of
Corporation Finance
                                                              Office of
Beverages, Apparel and
Comapany NameHemp Naturals, Inc.
                                                              Mining
June 17, 2019 Page 2
cc:       Tom DeNunzio
FirstName LastName